Exhibit 99.2

Intermap Technologies Announces Voting Results

of the Annual General Meeting of Shareholders

TORONTO, June 24, 2026 (TSX: IMP; OTCQB: ITMSF) – Intermap Technologies Corporation (“Intermap” or the “Company”) held its annual general meeting of shareholders (the “Meeting”) on June 24, 2026, at the TMX Market Centre, Bourse Room, located at 120 Adelaide St W, Toronto, Ontario. A total of 22,993,978 Class A common shares of Intermap (“Common Shares”), representing 31.16% of the total Common Shares outstanding, were represented in person or by proxy at the Meeting.

Intermap’s shareholders voted in favor of all items of business put forward at the Meeting, being the election of all nominated directors and the reappointment of MNP LLP as auditors of the Company, as more fully described in the Company’s management information circular dated May 13, 2026, a copy of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The results of the vote in respect of the election of directors of the Company to hold office until the close of the next annual general meeting of shareholders, until their successors are duly elected or appointed, or until they otherwise cease to hold office, are as follows:

Nominee	Result of Vote	Votes For	Votes Withheld
Patrick A. Blott	Elected	9,680,897 (78.35%)	2,675,508 (21.65%)

Philippe Frappier	Elected	10,220,543 (82.71%)	2,135,862 (17.29%)

Jordan Tongalson	Elected	10,260,390 (83.04%)	2,096,015 (16.96%)

The results of the vote in respect of the appointment of MNP LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual general meeting of shareholders, with remuneration to be determined by the board of directors of the Company, are as follows:

Votes For	21,671,487 (97.18%)

Votes Withheld	627,744 (2.82%)

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266

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